Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
Jurisdiction of
Name of Subsidiary	Incorporation
Accountabilities, Inc.	Delaware
Corporate Resource Development, Inc.	Delaware
Insurance Overload Services, Inc.	Delaware
Integrated Consulting Group, Inc.	Delaware
Diamond Staffing Services, Inc.	Delaware
TS Staffing Services, Inc.	Texas
The CRS Group, Inc.	Delaware
Flex-Plus LTD	United Kingdom